Exhibit 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS

GLEN BURNIE, MD (July 24, 2008) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ended June 30, 2008, Glen Burnie Bancorp realized net income of $604,000 or $0.20 basic earnings per share. The company reported net income of $691,000 or $0.23 basic earnings per share for the same three month period in 2007. Net interest income after provisions for credit losses was $2,841,000 for the three month period ended June 30, 2008. The company reported net interest income after provisions for credit losses of $2,938,000 for the same period in 2007.

Net income for six months ended June 30, 2008 was $1,140,000 or $0.38 basic earnings per share as compared to $1,297,000 or $0.43 basic earnings per share for the same period in 2007. Net interest income after provisions for credit losses for the six months ended June 30, 2008 was $5,651,000 as compared to $5,800,000 for the same period in 2007.

Total assets stood at $319,374,000 as of June 30, 2008 compared to $309,488,000 as of June 30, 2007. Deposits were $259,421,000 on June 30, 2008 as compared to $263,957,000 on June 30, 2007.

On July 10, 2008 Glen Burnie Bancorp paid its 63rd consecutive dividend to shareholders of record at the close of business on June 27, 2008. The company had 2,991,268 common shares outstanding with approximately 450 shareholders of record on June 27, 2008.

“Over a decade ago the Bank adopted a conservative business model that has proven to be successful.  We have focused on traditional products and conventional mortgages in our community,” said Michael G. Livingston, President and CEO.  “We have seen a substantial growth in loans over the past quarter and as a result we have prudently increased funding to our loan loss reserve.  Our net interest margin continues to excel as a result of the business model we adopted. We continue to show strong profits and have consistently paid dividends over the past 63 quarters.”

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Glen Burnie Bancorp - Page 2
July 24, 2008

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 25 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $310 million. Founded in 1949, The Bank of Glen Burnie ® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	June	December
	30, 2008	31, 2007
Assets

Cash and due from banks	$10,142	$8,221
Interest bearing deposits	100	5,847
Federal funds sold	52	727
Investment securities	77,697	77,866
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	215,267	199,753
Premises and equipment at cost, net of accumulated depreciation	3,189	3,088
Other real estate owned	50	50
Other assets	12,722	11,567
Total assets	$319,374	$307,274

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$259,421	$252,917
Short-term borrowings	6,785	503
Long-term borrowings	17,090	17,107
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,804	1,856
Total liabilities	290,255	277,538

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding June 30, 2008 2,982,409;
December 31, 2007 2,498,465 shares	2,982	2,499
Surplus	11,741	11,921
Retained earnings	15,612	15,750
Accumulated other comprehensive loss, net of tax	(1,216)	(434)

Total stockholders' equity	29,119	29,736

Total liabilities and stockholders' equity	$319,374	$307,274

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
	2008	2007	2008	2007

Interest income on
Loans, including fees	$3,489	$3,251	$6,862	$6,422
U.S. Treasury and U.S. Government agency securities	553	691	1,117	1,393
State and municipal securities	373	388	720	776
Other	77	135	206	283
Total interest income	4,492	4,465	8,905	8,874

Interest expense on
Deposits	1,159	1,234	2,381	2,505
Junior subordinated debentures	136	136	273	273
Long-term borrowings	188	106	376	211
Short-term borrowings	16	31	17	35
Total interest expense	1,499	1,507	3,047	3,024

Net interest income	2,993	2,958	5,858	5,850

Provision for credit losses	152	20	207	50

Net interest income after provision for credit losses	2,841	2,938	5,651	5,800

Other income
Service charges on deposit accounts	182	206	373	399
Other fees and commissions	216	234	415	441
Other non-interest income	0	6	3	9
Income on life insurance	68	65	136	132
Gains on investment securities	48	4	55	5
Total other income	514	515	982	986

Other expenses
Salaries and employee benefits	1,587	1,569	3,176	3,168
Occupancy	227	217	456	449
Other expenses	798	794	1,633	1,581
Total other expenses	2,612	2,580	5,265	5,198

Income before income taxes	743	873	1,368	1,588

Income tax expense	139	182	228	291

Net income	$604	$691	$1,140	$1,297

Net income per share of common stock	$0.20	$0.23	$0.38	$0.43

Weighted-average shares of common stock outstanding	2,989,343	2,987,333	2,992,761	2,985,972